UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION
Medellin, Colombia, January 29, 2010
The Board of Directors of Bancolombia S.A. (“Bancolombia”), on a meeting held today, adopted the following decisions:
General Shareholders Meeting of Bancolombia S.A.
The Board of Directors of Bancolombia called the General Shareholders Meeting to be held on March 1, 2010, at 10:00 am in the Hotel Intercontinental located at Calle 16 N° 28 — 51 Km 5 Via Las Palmas, Medellín, Colombia.
Profits Distribution Project
The Board of Directors also decided to propose to the General Shareholders Meeting on the profits obtained in 2009, a dividend equivalent to COP 636.80 per share to be paid as follows: COP 159.20 per share and per quarter, on the first business day of each quarter (April 5st, July 1st, October 1st of 2010 and January 4 of 2011).
This proposed dividend would represent an increase of 2.05% over the dividends paid in 2009.
The Board of Directors also proposed an increase in the legal reserves of COP 411,646 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 29, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance